
11017704


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2011
WASH, D.C.
189
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookstone Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 Drane Field Road
(No. and Street)

Lakeland	Florida	33811
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David R. Ramos 863-701-7885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ramos David Randall
(Name – *if individual, state last, first, middle name*)

4215 Old Road 37, Lakeland, Florida 33813
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/15

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Locy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookstone Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


R. LUCILLE WHEATON
MY COMMISSION # DD 812680
EXPIRES: November 26, 2012
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT / CEO

Title

R. Lucille Wheaton

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

David Ramos
Certified Public Accountant


SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH, D.C.
189
SECTION

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying statement of financial condition of Brookstone Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookstone Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

David L. Ramos, CPA

February 24, 2011

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 327,829
Receivables:	
Commissions	1,715,384
Other	225,055
Advances to sales representatives	61,385
Advances to related parties	549,360
Prepaid expenses	45,127
Total current assets	2,924,140
PROPERTY AND EQUIPMENT, net of accumulated depreciation	57,860
DEPOSIT	10,291
Total assets	$ 2,992,291

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 140,525
Commissions payable	1,671,892
Total current liabilities	1,812,417
STOCKHOLDERS' EQUITY	
Common stock:	
Class A, $.001par value; 1,500,000 shares authorized, 1,046,350 issued	1,046
Class B, $.001 par value; 500,000 shares authorized, 178,587 issued	179
Additional paid-in capital	1,271,781
Treasury stock, at cost	(118,414)
Retained earnings	25,282
Total stockholders' equity	1,179,874
	$ 2,992,291

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 20,494,577
Total revenues	20,494,577
OPERATING EXPENSES	
Commissions	15,392,319
Payroll and related expenses	1,547,482
Clearing and related fees	1,670,941
Equipment expenses	260,543
Professional fees	884,795
Occupancy	173,362
Insurance	171,566
Contract labor	40,591
Miscellaneous	38,232
Office expense	58,523
Telephone	47,656
Advertising	24,538
Travel	53,877
Contribution	3,880
Automobile	25,896
Arbitrations and settlements	72,500
Total expenses	20,466,701
NET INCOME (LOSS)	$ 27,876

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK-A	COMMON STOCK-B	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK AT COST	RETAINED EARNINGS	TOTAL STOCK-HOLDERS' EQUITY
BALANCE, December 31, 2009 restated	$ 1,046	$ 179	$ 1,271,781	$ (118,414)	$ (2,594)	$ 1,151,998
NET INCOME	-	-	-	-	27,876	27,876
BALANCE, December 31, 2010	$ 1,046	$ 179	$ 1,271,781	$ (118,414)	$ 25,282	$ 1,179,874

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 27,876
Adjustment to reconcile net earnings to net cash provided by operating activities:	
Depreciation	7,767
Increase in receivables	(640,024)
Increase in prepaid assets	(9,135)
Decrease in accounts payable	(51,161)
Increase in commissions payable	781,359
Net cash from operating activities	116,682
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(20,810)
Net cash used in investing activities	(20,810)
CASH FLOWS FROM FINANCING ACTIVITIES	
Collections from related parties	25,335
Net cash used in investing activities	25,335
NET INCREASE IN CASH	121,207
CASH, December 31, 2009	206,622
CASH, December 31, 2010	$ 327,829

SUPPLEMENTAL DATA

Income taxes paid	$ -
Interest paid	-

Read accompanying notes to financial statements.

BROOKSTONE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF COMPANY - Brookstone Securities, Inc. (the "Company") is a broker-dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Florida corporation.

BASIS OF ACCOUNTING - The Company's policy is to prepare its financial statements on the accrual basis of accounting.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH - For the purposes of reporting cash flows, cash includes cash on hand, in bank accounts and invested cash with maturities of three months or less.

RECEIVABLES - Amounts due to the Company at year end are deemed fully collectible. Thus, no allowance for doubtful accounts is recorded. Of the commissions due to the Company at year end, $970,600 were due from a clearing organization. Pursuant to written agreement, the Company maintains deposit accounts with the clearing broker-dealers in the event a customer defaults on payments for securities. These deposit balances were reported at $115,000 at December 31, 2010 and are included in other receivables.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

LIABILITIES - At December 31, 2010, there were no liabilities that were subordinated to general creditors.

ADVERTISING - Advertising costs are expensed in the year incurred.

INCOME TAXES - There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes. The Company is included in the consolidated federal income tax return filed by Brookstone Capital Management, LLC (BCM). Any applicable income tax is not deemed to be of significance and has not been recorded. The federal income tax return filed by BCM is generally subject to examination for three years from the date of filing.

CONCENTRATIONS OF CREDIT RISK - The Company is engaged in various activities in which counterparties include broker-dealers and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Management believes that substantially all of the Company's financial assets and liabilities are carried at fair value or amounts which, because of their short-term nature, approximate current fair value.

NOTE 2 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consists of:

Office equipment	$ 34,781
Artwork	33,701
	68,482
Less accumulated depreciation	10,622
Net property and equipment	$ 57,860

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2010, the Company had net capital of $455,850 which was $335,022 in excess of its required net capital of $120,828. The Company's net capital ratio was 3.98 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company was repaid $9,558 on previously made advances made to BCM, one of the Comany's stockholders, reducing the year-end balance to $56,442. At December 31, 2010, the Company was due $492,919 for previously made advances to T Squared Financial Group, Inc., a company affiliated by common control.

The Company incurred an expense of $81,651 primarily for commissions earned by the owner of BCM.

NOTE 5 - COMMISSIONS

The Company's largest revenue source is Allianz, providing commissions of approximately $1,263,055. Prudential also provided commissions of $882,777 to the Company during 2010. Commissions of $133,875 were paid by the Company to the owner of BCM during 2010.

NOTE 6 - OPERATING LEASES

The Company leases office space from Brookstone Note Services, LLC (BSN), a company affiliated by common control. The Company paid BSN $72,700 for rent of the facilities. Future lease payments required under the operating lease are as follows:

Year ending December 31,	
2011	$ 81,204
2012	83,640
2013	86,129
2014	88,671
2015	91,327
	$ 430,971

The Company rents a residential dwelling from the owner of BCM under an informal agreement. In connection with that arrangement, rent expense of $60,000 was incurred during 2010.

Rent expense of $127,314 for the year ended December 31, 2010 is included in the accompanying statement of income.

The Company sublet office space and equipment to Platinum during 2010 under an informal rental agreement. Platinum paid the Company $24,000 for such rent during the year.

NOTE 7 - CONTINGENCIES

The Company, together with various other brokers and individuals, have been named as defendants in several FINRA arbitrations that allege violations of federal and state securities laws and claim substantial damages. The Company is also a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various claims will not result in any material adverse effect on the Company's financial position. Nevertheless, due to uncertainties in the settlement process, it is at least reasonably possible that management's view of the outcome could change in the near term.

NOTE 8 - CLASS B STOCK AND WARRANTS

In 2008, the Company received authorization to issue Class B common stock. It issued 164,302 of those shares containing 109,523 warrants. In 2009, another 14,286 shares were issued containing 9,522 warrants. Each share of Class B common stock accrues regular dividends at a rate of seven percent of the original issue price of $7 per share. Each warrant issued in connection with Class B common stock permits the holder to purchase one share of Class A common stock at a price of $10.50 per share. Warrants expired August 4, 2010.

NOTE 10 - PENSION PLAN

The Company sponsors a simple IRA plan. Under the plan, all full time employees may elect to make pre-tax contributions of up to 15% of the gross pay up to $15,500 per year. The Company makes a matching contribution of 100% of the employee's contribution, up to 3% of the employee's salary. The Company's contribution for the year ended December 31, 2010 was $10,585.

NOTE 11 - SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to December 31, 2010 to determine the need for any adjustments to and/or disclosures within the financial statements for the year ended December 31, 2010. Management has performed their analysis through February 24, 2010.

SUPPLEMENTAL MATERIAL

David Ramos
Certified Public Accountant

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED
BY RULE 17a-5 OF THE SECURITIES EXCHANGE COMMISSION**

To the Board of Directors of
Brookstone Securities, Inc.

I have audited the accompanying financial statements of Brookstone Securities, Inc. as of and for the year ended December 31, 2010, and have issued my report thereon dated February 24, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David R. Ramos, CPA

February 24, 2010

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

BROOKSTONE SECURITIES, INC.

SCHEDULE OF NET CAPITAL UNDER SEC RULE 15c3-1

DECEMBER 31, 2010

NET CAPITAL

Stockholders' equity per statement of financial condition	$ 1,179,874
Less unallowed assets:	
Receivables from non-customers	61,386
Advances	549,360
Prepaid assets	45,127
Equipment, net of depreciation	57,860
Deposit	10,291
Net capital	$ 455,850

AGGREGATE INDEBTEDNESS

Accounts payable	$ 140,525
Commissions payable	1,671,892
Total aggregate indebtedness	$ 1,812,417

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 455,850
Less rounding	-
Net capital as reported above	$ 455,850

Note: There are no material differences in the computation of net capital and required net capital as reported above and the FOCUS report filed for December 31, 2010.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
Brookstone Securities, Inc.

In planning and performing my audit of the financial statements of Brookstone Securities, Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

David R. Ramos, CPA

February 24, 2011

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to Brookstone Securities, Inc.'s SIPC Assessment Reconciliation

To the Board of Directors of Brookstone Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2010, which were agreed to by Brookstone Securities, Inc. (the "Company"), the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. (FINRA), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brookstone Securities, Inc.'s management is responsible for the Company's compliance with those requirements and the related records. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Pubic Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are presented below.

1. I compared the listed assessment payment in Form SIPC-7T with the respective cash disbursement records entry in the Company's 2010 general ledger and noted no differences.

2. I compared the total revenue amounts of the audited Form X-17-A-5 for the year ended December 31, 2010, noting no notable differences.

3. I compared any adjustments reported in Form SIPC-7T with the Company's internal statement of income and noted no differences.

4. I tested the arithmetical accuracy of the calculations reflected in Form SIPC-7T, along with the detail supporting the total adjustments reported on the SIPC-7T, and noted no differences.

Member: AICPA, FICPA
4215 Old Road 37 • Lakeland, Florida 33813
Telephone: 863-701-7885 • 863-709-8306 • Fax: 863-701-7857 • Email: RAMOSCPA1@AOL.COM

5. I determined that there was no applied overpayment reported on the Form SIPC-7T.

* * * * *

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David R. Ramos, CPA

February 24, 2011

SIPC-7
(33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029116 FINRA DEC
BROOKSTONE SECURITIES INC 16*16
PO BOX 8087
LAKELAND FL 33802-8087

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID W. LOCY (863)687-3679

2. A. General Assessment (item 2e from page 2) $ 38,461

B. Less payment made with SIPC-6 filed (exclude interest) (19,055)
7/27/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 19,406

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 19,406

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,406

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BROOKSTONE SECURITIES, INC.
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 10th day of FEBRUARY, 20 11.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,494,575
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,110,071
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	-0-
Total deductions	5,110,071
2d. SIPC Net Operating Revenues	$ 15,384,504
2e. General Assessment @ .0025	$ 38,461

(to page 1, line 2.A.)

Financial Statements and Supplemental Material

Brookstone Securities, Inc.

Year Ended December 31, 2010

THIS PAGE INTENTIONALLY LEFT BLANK.

BROOKSTONE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

Brookstone Securities, Inc.

Financial Statements and
Supplemental Material

Year Ended December 31, 2010